SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Press Release dated March 8, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Eiger Technology, Inc.


Date: March 8, 2000                   Mr. Gerry A. Racicot
                                      President

PRESS RELEASE
March 8, 2000
--------------------------------------------------------------------------------
                                     TSE:AXA
                                  OTC BB:ETIFF

               EIGER CLOSES $20,000,000 SPECIAL WARRANT FINANCING

STRATFORD, ON, March 7, 2000/CNW/ - Eiger Technology, Inc. ("Eiger") (TSE: AXA, OTC BB: ETIFF), a leading manufacturer of Internet and computer related products, today announced that it has closed its previously announced financing.

Gross proceeds of the offering, including those in connection with the exercise of the Underwriter's over-allotment option, were $22,000,000. The net proceeds received by Eiger from the financing will be used to expand the OEM, MP3 and DSL modem business operations of Eiger, and for general corporate purposes. Gerry Racicot, President of Eiger Technology, Inc. said "this financing will ensure our continued growth as witnessed in our first quarter where revenue increased 600% vis-a-vis last year and earnings were 2(cent) per share".
In accordance with the terms of the offering, one third of the proceeds of the offering were released to Eiger today, with 50% of the balance to be released on the date of filing of the preliminary prospectus and the remaining 50% to be released on the earlier of (a) the date of issue of a receipt for Eiger's final prospectus from the last of the securities commission of the provinces in which Special Warrants were sold; or (b) twelve months from today.

On February 23, 2000 the Company entered into an agreement with a syndicate of Underwriters to issue up to 4,000,000 Special Warrants at a price of $5.00 per Special Warrant. The syndicate was led by Dundee Securities Corporation and included Canaccord Capital Corporation and Nesbitt Burns Inc. The Underwriters were also granted, and today exercised in full, an over-allotment option to acquire up to an additional 400,000 Special Warrants at price of $5.00 per Special Warrant. Each Special Warrant is exercisable into one common share of the Company for no additional consideration, subject to adjustment.

The Special Warrants, and the common shares issuable upon the exercise of the Special Warrants, have not and will not be registered under the United States securities laws and may not be offered or sold in the United States, except pursuant to an exemption from registration.

                      DIRECTORS OF EIGER TECHNOLOGY, INC.:
                                  G.A. Racicot
                             Chief Executive Officer

            THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

     818 Erie St. Stratford, ON N4Z 1A2 519-273-0503(tel) 519-273-1684(fax)